SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, THE LARGEST WIRELESS COMMUNICATION GROUP IN SOUTH AMERICA, REPORTS THIRD QUARTER 2003 CONSOLIDATED RESULTS OF TELESP CELULAR PARTICIPAÇÕES S.A. (“TCP”)

Head of Investor relations:	Fernando Abella Garcia

São Paulo – Brazil, October 28, 2003 – Telesp Celular Participações S.A. (TCP), (BOVESPA: TSPP3 (ON) / TSPP4 (PN); NYSE: TCP), announced today its consolidated results for the third quarter 2003. The closing rates for October 27, 2003 were: TSPP3: R$ 4.57 / 1,000 shares, TSPP4: R$6.05 / 1,000 shares and TCP: US$ 5.26 / ADR (1 ADR = 2,500 preferred shares). TCP is the holding company that owns: (i) 100% of Telesp Celular S.A. (“TC”); (ii) 100% of Global Telecom S.A. (“GT”); and (iii) 61.1% of the voting capital (20.4% of the total capital) of Tele Centro Oeste Celular Participações S.A. (“TCO”).

HIGHLIGHTS

TCP

R$ million	3Q03	2Q03 pro forma TCO	Δ %	3Q03 not incl. TCO	3Q02 pro forma GT	Δ %

Net Operating Revenue	1,729.7	1,667.0	3.8%	1,225.0	993.8	23.3%
Net Operating Revenue from Services	1,449.4	1,398.1	3.7%	1,023.6	850.6	20.3%
Net Operating Revenue from Goods	280.3	268.9	4.2%	201.4	143.1	40.7%
Total Operating Costs	(1,020.8)	(1,064.0)	-4.1%	(727.3)	(589.3)	23.4%
EBITDA	708.9	603.0	17.6%	497.7	404.4	23.1%
EBITDA Margin (%)	41.0%	36.2%	4.8p.p.	40.6%	40.7%	-0.1p.p.
Depreciation and Amortization	(342.9)	(309.8)	10.7%	(287.9)	(220.8)	30.4%
EBIT	633.1	293.2	24.8%	209.8	183.6	14.3%
Net Losses	(69.1)	(219.2)	-68.5%	(92.9)	(92.1)	0.9%
Losses per share (R$ per thousand shares)	(0.06)	(0.19)	-68.5%	(0.08)	(0.08)	0.9%
Losses per ADR (R$)	(0.15)	(0.47)	-68.5%	(0.20)	(0.20)	0.9%
Number of shares (billion)	1,171.8	1,171.8	0.0%	1,171.8	1,171.8	0.0%
Investments (accumulated)	302.7	206.8	46.4%	185.8	479.6	-61.3%
Quarterly Investment as % of revenues	5.4%	5.8%	-0.3	4.0%	12.4%	-8.4
Operating Cash Flow	613.0	506.9	20.9%	448.7	281.0	59.7%

TCP

	3Q03	2Q02	Δ %	2Q02*	Δ %
Clients (thousand)	11,675	10,887	7.2%	9,633	21.2%
Post-paid	2,640	2,603	1.4%	2,452	7.7%
Pre-paid	9,035	8,284	9.1%	7,181	25.8%

* Includes TCO.
EBITDA = Earnings before interest, taxes, depreciation and amortization.
EBITDA Margin = EBITDA / Net Operating Revenue.
EBIT = Earnings before interest and taxes.
Operating cash flow = EBITDA – Quarterly investments.
The figures are subject to differences resulting from rounding up / down.

Basis for reporting results

As of December 27, 2002, TCP has controlled 100% of the social capital of GT. Thus, TCP took into account GT’s consolidated financial results for the period of January to December 2002, through the equity equivalence method, and fully consolidated GT’s balance sheet on December 31, 2002. As of January 1, 2003, the income statements were also consolidated according to the corporate law method.

As of December 27, 2002, TCP has controlled 100% of the social capital of GT. Thus, TCP took into account GT’s consolidated financial results for the period of January to December 2002, through the equity equivalence method, and fully consolidated GT’s balance sheet on December 31, 2002. As of January 1, 2003, the income statements were also consolidated according to the corporate law method.

As of May 1, 2003, TCP has consolidated the results information from TCO, as a result of the acquisition of 61.1% of its voting capital (20.4% of the total capital) on April 25, 2003.

Information regarding 3Q02 is presented in a consolidated basis (pro forma), including 100% of GT, to allow comparison with 3Q03 results, without the consolidation of TCO.

TCO was consolidated into TCP as of May 2003, according to the corporate law method. The information regarding 2Q03 presented herein includes, in a consolidated basis (pro forma), TCO’s operations for the three months ended in June 30, 2003, to allow comparisons with 3Q03.

As of July 06, 2003, the operators implemented the Long Distance Carrier Selection Code (Código de Seleção de Prestadora – “CSP”), used by clients to choose their carrier for domestic long distance services (VC2 and VC3), as well as for international cellular calls, as required by Personal Mobile Service (Serviço Móvel Pessoal – “SMP”) rules. The “VIVO” operators no longer receive revenues from VC2 or VC3, now receiving interconnection revenues from the use of their networks in those calls.

Additionally, the Bill & Keep rules was adopted for interconnection charges in 3T03. The rules establish that payments between the companies of the SMP for traffic in the same registration area only occur when the traffic exceeds 55%. TCP’s B band competitor in the metropolitan area of São Paulo has joined SMP rules in October 2003. So Bill & Keep rules was not adopted in the remuneration for the use of network between this company and TC during the 3Q03.

In 3Q03, Standard Poor’s Ratings Services attributed the “brAA-” corporate credit rating to TCP, which was use in the first issue of TCP’s debentures. This rating reflects the strong payment capacity of the Company and has minor differences from the best rating “brAAA”.

Public Offering and Incorporation of TCO

On August 21, 2003, in compliance with an August 12, 2003 decision of CVM, TCP announced its intention to continue the incorporation of the shares issued by TCO. Following the applicable legislation, the incorporation of shares will be effective after the end of the public offering for acquisition of TCO’s common shares.

On September 30, 2003 the public share offer was registered with CVM under number CVM/SRE/OPA/ALI/2003/003.

On October 09, 2003, TCP announced the beginning of the public offering of the TCO’s common shares, which was part in the process of TCO’s control acquisition. The period for subscription to the public offering started on October 09, 2003 and will finish on November 11, 2003. It will be followed by an auction, scheduled to take place on November 18, 2003. The subsequent phases of TCO’s incorporation will be disclosed later.

VIVO

On April 14, 2003, the Joint Venture between Telefónica Móviles and Portugal Telecom unified the operations of Telesp Celular Participações S.A., Tele Sudeste Celular Participações S.A., Celular CRT Participações S.A., Tele Leste Celular Participações S.A. and Tele Centro Oeste Celular Participações S.A. under the brand name “VIVO”.

Targeting the corporate clients, the “Vivo Empresas” brand was launched, linking this key segment with the Company’s business strategy.

“VIVO” was considered Top of Mind in most of the regions in which it operates, reflecting the successful consolidation of its brand. Additionally, the brand was awarded first place among the most admired brand mark in the wireless telecommunications sector by Carta Capital magazine.

HIGHLIGHTS

According to ANATEL’s data, TCP was responsible for a 54.9% participation in the total number of additions in its areas during 3Q03.

The EBITDA margin reached 41.0%.

EBITDA reached R$ 709.0 million, a 17.6% increase compared with 2Q03.

Net Revenue from Services was R$ 1,449.4 million, 3.7% higher than in 2Q03.

A 20.9% growth in cash flow, compared to 2Q03, shows that the Company has enough generation of operating cash to maintain its investments. The consolidation of TCO added R$ 164.3 million to TCP’s Operating Cash Flow.

TCP reduced its loss by 68.5% compared to 2Q03.

TCP achieved 11.675 million lines in services. The client base of TCP’s operators reached growth rates of 7.2% and 21.2% compared with 2Q03 and 3Q02, respectively.

TCP’s post-paid base increased 1.4% compared to 2Q03 and 7.7% compared to 3Q02.

Revenues from Data grew by 26% compared to 2Q03.

10.3% reduction in net debt compared to 2Q03.

Service Area

TCP holds an authorization to provide wireless communication services in the States of São Paulo, Paraná and Santa Catarina and, after the TCO acquisition, it also operates in the Federal District and more 11 states in Brazil: Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima e Tocantins totaling 6.34 million km2 and to 85.3 million inhabitants, equivalent to approximately 50% of the Brazilian population.

2.5 Generation

TCP continues to expand its CDMA 1xRTT coverage, targeting to meet the clients’ needs. TC already covers the entire metropolitan region of the city of São Paulo, the ABCD region, Guarulhos, Osasco, Cubatão, Campinas, Itú, Jundiaí, Santos, Guarujá/Bertioga and Campos de Jordão. GT already offers services in the cities of Curitiba and São José dos Pinhais. TCO has been focusing its efforts on the implementation of the 1xRTT network, overlaid on its current network (TDMA).

The “Vivo” Group has launched in Brazil the “Vivo ao Vivo” service using the technology in which all services are visually represented by icons on the handset screen and the user can access any one of the services with only a click.

On October 29, 2003, TCO starts the operation of high speed data transmission using 1xRTT technology in the Federal District and later on this coverage will be expanded.

Client Base

During 3Q03, TCP continued to expand operations.

TCP increased its total client base by 21.2% compared to 3Q02 (including TCO) and by 7.2% when compared to 2Q03, reaching a total number of 11.675 million clients, which represents 788 thousand net additions.

TCP maintained its strategy of focusing on the corporate market. It expanded its post-paid base by 1.4% and 7.7% compared to 2Q03 and 3Q02, respectively.

The base of potential clients for WAP and 1xRTT services reached approximately 6.0 million clients in 3Q03, which corresponds to 51.0% of TCP’s total client base, a 19.8% increase compared with the 5.0 million clients the Company had in 2Q03.

The increase in usage of WAP services was a result of the launch of new services and applications, such as chat and a broadcast service allowing the use of WAP applications and news.

OPERATING PERFORMANCE OF Telesp Celular S.A.

Telesp Celular S.A.

	3Q03	2Q03	Δ %	3Q02	Δ %

Total number of users (thousands)	6,685	6,270	6.6%	5,755	16.2%
Post-paid	1,447	1,445	0.1%	1.420	1.9%
Pre-paid	5,238	4,825	8.6%	4,335	20.8%
Analog	95	115	-17.4%	234	-59.4%
Digital	6,590	6,155	7.1%	5,521	19.4%
Estimated market share (%)	63.4%	65.2%	-1.8p.p.	67.7%	-4.3
Net additions (thousands)	415	168	147.0%	234	77.4%
Post-paid	2	14	-85.7%	18	-88.9%
Pre-paid	413	154	168.2%	216	91.2%
SAC (R$)	117.7	173.8	-32.3%	95.1	23.8%
Churn in the quarter (%)	5.0%	6.5%	-1.5p.p	4.2%	0.8p.p
ARPU (in R$/month)	45.8	44.9	2.0%	44.3	3.4%
Post-paid	110.7	114.5	-3.3%	100.7	9.9%
Pre-paid	27.1	24.1	12.4%	25.4	6.7%
Total MOU (minutes)	114.4	110.4	3.6%	111.6	2.5%
Post-paid	231.2	218.4	5.9%	216.7	6.7%
Pre-paid	77.7	76.3	1.8%	75.3	3.2%
Employees	1,986	1,964	1.1%	2,208	-10.1%
Client/Employee	3,366	3,192	5.4%	2,606	29.2%

SAC – cost of acquisition per client = (70% expenses with marketing + distribution network costs + handset subsidies) / gross additions.

TC Operating Highlights

According to ANATEL’s data, TC was responsible for a 58.6% participation in the net additions of São Paulo state during the 3Q03.

Telesp Celular has maintained its leadership position and its client base increased by 16.2% in one year period. Its client base grew by 6.6% compared to 2Q03 and its churn in the same period was 1.5 percentual points lower.

Net additions increased 147.0% compared to the previous quarter and 77.4% compared to 3Q02.

Blended ARPU grew by 2.0% compared to 2Q03 and was led by the 12.4% increase in pre-paid client ARPU.

The MOU rate had an increase in all segments, whether pre-paid or post-paid, compared to 2Q03. Blended MOU grew by 3.6% in the quarter and the average number of clients increased 4.7%, showing an increase in traffic. Post-paid client MOU grew by 5.9%.

Blended MOU increased 2.5% compared to 3Q02, as post-paid client MOU grew by 6.7% and pre-paid client MOU increased 3.2%.

TC’s SAC fell by 32.3% compared to 2Q03, as a result of the reduction in marketing expenses and of the reduction in the average cost of handsets due to the mix of handsets sold and the discounts and incentives offered by suppliers cause by negotiations and scale gain.

OPERATING PERFORMANCE OF GLOBAL TELECOM S.A.

Global Telecom S.A.

	3Q03	2Q03	Δ %	3Q02	Δ %

Total number of users (thousands)	1,397	1,287	8.6	1,027	36.0
Post-paid	277	266	4.1	242	14.5
Pre-paid	1,120	1,020	9.8	785	42.7
Estimated market share (%)	42.5%	41.5%	1.0 p.p.	38.2%	4.3 p.p.
Net additions (thousands)	110	85	29.4	87	26.4
Post-paid	11	11	0.0	-21	n.d.
Pre-paid	99	74	33.8	108	-8.3%
SAC (R$)	103.5	116.6	-11.2%	142.3	-27.3%
Churn in the quarter (%)	3.8%	4.2%	-0.4 p.p.	4.1%	-0.3 p.p.
ARPU (in R$/month)	33.2	35.2	-5.7%	34.2	-2.9%
Post-paid	73.7	76.9	-4.2%	66.2	11.3
Pre-paid	22.8	24.2	-5.8%	23.3	-2.1%
Total MOU (minutes)	92.1	95.1	-3.2%	97.0	-5.1%
Post-paid	166.7	154.4	8.0	145.2	14.8
Pre-paid	69.7	77.2	-9.7%	80.6	-13.5%
Employees	482	489	-1.4%	577	-16.5%
Client/Employee	2,897	2,631	10.1	1,779	62.8

SAC - cost of acquisition per client = (70% expenses with marketing + distribution network costs + handset subsidies) / gross additions.

GT Operating Highlights

According to ANATEL’s data, GT was responsible for a 62.7% participation in the net additions of the states of Paraná and Santa Catarina, during 3Q03.

GT’s client base reached an annual growth of 36.0% since September 2002, impelled by a 42.7% increase in its total number of pre-paid clients and by a 14.5% growth in its total number of post-paid clients. Comparing to 2Q03, its client base increased 8.6%. Consequently, GT’s market share has been improving and in one year period, it has shown a 4.3 percentual points growth, and since the last quarter it has increased 1.0 percentual points.

The increase in GT’s client base also resulted from a reduction in churn. Post-paid client ARPU reached an increase of 11.3% compared to 3Q02, while the number of postpaid clients grew by 14.5%. The impact of the CSP and the Bill & Keep rules, as well as the significant increase in its client base affected ARPU in the remaining segments and periods.

Blended traffic measured by MOU obtained a slight increase compared to 2Q03, while post-paid client MOU presented an 8.0% increase. Comparing to 3Q02, post-paid client MOU grew by 14.8%.

GT’s SAC fell by 11.2% compared to 2Q03 as a result of the reduction in marketing expenses and of the reduction in the average cost of handsets due to the mix of handsets sold and the discounts and incentives offered by suppliers cause by negotiations and scale gains.

OPERATING PERFORMANCE OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

Tele Centro Oeste Celular

	3Q03	2Q03	Δ %	3Q02	Δ %
Total number of users (thousands)	3,593	3,330	7.9%	2,851	26.0%
Post-paid	916	892	2.7%	790	15.9%
Pre-paid	2,677	2,438	9.8%	2,061	29.9%
Analog	40	45	-11.1%	64	-37.5%
Digital	3,553	3,284	8.2%	2,787	27.5%
Estimated market share – Area 7 (%)	68.5%	69.7%	-1.2 p.p.	75.5%	-7.0 p.p.
Estimated market share – Area 8 (%)	33.0%	33.1%	-0.1 p.p.	36.6%	-3.6 p.p.
Net additions (thousands)	263	152	73.0%	151	74.2%
Post-paid	24	32	-25.0%	42	-42.9%
Pre-paid	239	120	99.2%	109	119.3%
SAC (R$)	70.1	122.6	-42.8%	134.3	-47.8%
Churn in the quarter (%)	6.9%	6.7%	0.2%	5.8%	1.1%
ARPU (in R$/month)	41.0	43.3	-5.3%	42.9	-4.4%
Post-paid	87.3	93.2	-6.3%	91.8	-4.9%
Pre-paid	24.7	25.0	-1.2%	24.2	2.1%
Total MOU (minutes)	101.6	103.5	-1.8%	110.2	-7.8%
Post-paid	189.4	203.6	-7.0%	219.1	-13.6%
Pre-paid	69,8	65.8	6.1%	67.2	3.9%
Employees	1,594	1,623	-1.8%	1,487	7.2%
Client/Employee	2,254	2,052	9.8%	1,917	17.6%

SAC – cost of acquisition per client = (70% expenses with marketing + distribution network costs + handset subsidies) / gross additions.

TCO Operating Highlights

According to ANATEL’s data, during the 3Q03, TCO was responsible for a 47.6% participation in the net additions its operating areas, and reached a participation rate of 55.9% in the net additions in Area 7 (area that covers the Federal District and the states of Acre, Goiás, Mato Grosso, Mato Grosso do Sul, Rondônia and Tocantins).

TCO’s client base achieved a 26.0% increase in a one year period, impelled by a 29.9% increase in the total number of pre-paid clients. The number of post-paid clients grew by 15.9% compared to 3Q02. Compared to the previous quarter, the client base increased by 7.9%.

In Area 7, TCO maintained its market leadership position, with an estimated market share of 68.5%, while in Area 8 (area that covers the states of Amazonas, Amapá, Maranhão, Pará and Roraima), NBT reached an estimated market share of 33.0%.

Pre-paid client’s ARPU registered a 2.1% increase compared to 3Q02. The introduction of the CSP and the Bill & Keep rules, as well as the increase in the client base, affected the ARPUs.

Pre-paid client’s MOU grew by 6.1% compared to 2Q03, and by 3.9% compared to 3Q02.

TCO’s SAC fell by 42.8% compared to 2Q03 as a result of the reduction in marketing expenses and of the reduction in the average cost of handsets due to the mix of handsets sold and the discounts and incentives offered by suppliers cause by negotiations and scale gains.

TCP's FINANCIAL PERFORMANCE

Operating Revenue

R$ million	3Q03	2Q03 pro forma TCO	Δ %	3Q03 not incl. TCO	3Q02 pro forma GT	Δ %

Subscription	369.5	349.2	5.8%	330.7	271.6	21.8%
Usage	621.1	724.8	-14.3%	341.8	356.4	-4.1%
Domestic	606.0	685.2	-11.6%	330.8	328.4	0.7%
AD	13.5	23.5	-42.5%	9.9	14.4	-31.5%
DSL	1.6	16.1	-90.2%	1.1	13.6	-92.0%
Network usage	733.4	665.4	10.2%	526.8	404.3	30.3%
Other services	88.8	55.9	58.9%	76.1	16.2	369.8%
Revenue from telecommunications services	1,812.8	1,795.2	1.0%	1,275.4	1,048.5	21.6%
Sales of cellular handsets	419.9	405.6	3.5%	320.1	205.6	55.7%
Total gross operating revenue	2,232.7	2,200.9	1.4%	1,595.4	1,254.1	27.2%
Total deductions from gross operating revenue	(503.0)	(533.9)	-5.8%	(370.4)	(260.4)	42.2%
Net Operating Revenue	1,729.7	1,667,0	3.8%	1,225.1	993.7	23.3%
Net revenue from services	1,449.4	1,398.1	3.7%	1,023.6	850.7	20.3%
Net revenue from goods	280.3	268.9	4.2%	201.4	143.0	40.7%

Net Operating Profit	TCP’s Net Operating Revenue was R$ 1,729.7 million in the quarter, 3.8% higher than in 2Q03 as a result of the expansion of the total client base and of the increase in revenue from goods.

Net Revenue from Services	TCP’s Net Revenue from Services grew by 3.7% compared to 2Q03, reaching R$1,449.4 million because, in spite of the increase in client base, it was affected by the new SMP rules. The negative impact of the implementation of the CSP and the Bill & Keep rules on TCP was approximately 3% of the net revenue from services.

Usage Revenue	TCP’s Gross Usage Revenue was R$ 621.1 million, which represents a 14.3% reduction compared with 2Q03 because, in spite of the increase in client base, this revenue was affected by the new SMP as VC2 and VC3 calls (domestic long distance) began to be allocated as interconnection revenue.

Interconnection Revenue	TCP’s Gross Interconnection Revenue increased by 10.2% compared to 2Q03, reaching R$ 733.4 million as, in addition to the growth in client base, the domestic long-distance calls now generate network usage (interconnection) revenues.

Other Revenues and Revenues from Data	Other Revenues from Services achieved significant increase, reaching 58.9% compared to 2Q03 and 369.8% compared to 3Q03, due to the increase in data revenues. In 3Q03, these revenues represented 5% of the total net revenue.

Revenues from Data grew by 26% compared to 2Q03. Data services presented significant expansion in this last quarter, mainly due to national campaigns for SMS and WAP service.

Net Revenue from Goods	Net Revenues from Goods achieved a 4.2% increase compared to 2Q03, reaching R$ 280.3 million as a result of the increase in sales and the average price of the handsets. The Net Revenue from Goods grew less than gross additions due to the increase in low-end sales percentage, reflecting an increase in pre-paid clients.

Operating Costs

R$ million	3Q03	2Q03 pro forma TCO	Δ %	3Q03 not incl. TCO	3Q02 pro forma GT	Δ %

Personnel	(79.6)	(79.4)	0.2	(49.8)	(50.1)	-0.6%
Cost of services rendered	(218.9)	(258.5)	-15.6%	(141.2)	(154.3)	-8.5%
Leased Lines	(30.0)	(30.3)	-1.0%	(20.3)	(23.1)	-12.1%
Interconnection	(89.1)	(130.1)	-31.5%	(61.0)	(66.7)	-8.6%
Rents / Insurance / Condominium Fees	(22.6)	(22.6)	-0.0%	(19.0)	(24.2)	-21.5%
Fistel and other taxes	(28.9)	(22.8)	26.7	(6.9)	(5.8)	19.0%
Third-party services	(45.0)	(47.9)	-6.0%	(33.9)	(34.0)	0.0%
Others	(3.3)	(5.8)	-43.1%	(0.1)	(0.5)	80.0%
Cost of goods sold	(354.5)	(345.0)	2.8	(258.9)	(165.9)	56.1%
Commercial Expenses	(304.7)	(295.7)	3.0	(238.6)	(147.3)	62.0%
Provision for doubtful debtors	(35.5)	(34.1)	4.1	(21.6)	(14.9)	45.0%
Marketing	(49.6)	(59.9)	-17.2%	(39.1)	(26.5)	47.5%
Commissions	(56.3)	(47.4)	18.8	(38.7)	(17.3)	123.7%
Third-party services	(88.7)	(75.7)	17.2	(74.7)	(42.5)	75.8%
Others	(74.6)	(78.6)	-5.1%	(64.5)	(46.1)	39.9%
General and administrative expenses	(79.6)	(97.0)	-17.9%	(55.0)	(69.0)	-20.2%
Other operating revenues (expenses)	16.5	12.7	29.9	16.2	(2.9)	n.a.
Total operating costs not including
depreciation or amortization	(1,020.8)	(1,064.0)	-4.1%	(727.3)	(589.4)	23.4%
Depreciation and amortization	(342.9)	(309.8)	10.7	(287.9)	(220.8)	30.4%
Total operating costs	(1,363.7)	(1,373.8)	-0.7%	(1,015.2)	(810.2)	25.3%

Operating Costs	Operating costs reached R$ 1,363.7 million in the quarter. Excluding depreciation and amortization, operating costs reached R$ 1,020.8 million in 3Q03, presenting a 4.1% reduction compared to 2Q03. This decrease resulted mainly from the decrease in the cost of services rendered and from general and administrative expenses.

Cost of Services Rendered	The cost of Services Rendered decrease by 15.6% in 3Q03 compared to 2Q03, reaching R$ 218.9 million. As the operating revenues, interconnection charges were also affected by the SMP rules.

Cost of Goods Sold	The cost of goods sold was R$354.5 million in the quarter, increasing 2.8% compared to 2Q03 due basically to the increase in sales of cellular handsets.

Commercial Expenses	Commercial expenses in 3Q03 increased by 3.0% compared to 2Q03, totaling R$ 304.7 million mainly as a result of the increase in the gross additions that cause a grew in the commissions paid to dealers, the increase in the third-party services and was offset by the decrease in the marketing expenses due to the launch of the brand in the 2Q03.

Bad Debt	TCP has maintained its bad debt rate under control and recorded expenses with provisions for doubtful account of 1.6% of its gross operating revenue in 3Q03.

General and Administrative Expenses	General and administrative expenses reached R$ 79.5 million, 17.9% lower than 2Q03 figures. This reduction reflects a decrease in third-party services within general and administrative expenses.

EBITDA	EBITDA in the quarter was R$ 708.9 million. The synergies observed and a restrictive control of costs resulted in a 4.1% reduction in the operational cost before depreciation and amortization that, in addition to the increase in operating revenue, led to an expansion of 17.6% in the EBITDA in 3Q03. The EBITDA margin in the period was 41.0%, 4.8 percentual points above the 2Q03 margin. Excluding the effect of the sales of handsets, EBITDA was R$ 783.1 million and the EBITDA margin was 54.0%.

Financial Result

R$ million	3Q03	2Q03 pro forma TCO	Δ %	3Q03 not incl. TCO	3Q02 pro forma GT	Δ %

Financial Revenue	321.9	784.3	-59.0%	276.8	1,537.2	-82.0%
Exchange variation	72.3	679.7	-89.4%	78.6	(113.1)	n.a.
Other financial revenues	87.0	110.1	-21.0%	30.4	19.7	67.0
Gain from derivatives	168.3	0	n.a.	171.1	1,643.6	-89.6%
(-) PIS / Cofins imposed to financial revenue	(5.7)	(5.5)	3.6	(3.4)	(13.0)	-73.8%
Financial Expense	(532.8)	(1,147.4)	-53.6%	(515.7)	(1,760.4)	-70.7%
Exchange variation	(169.3)	(174.9)	-3.2%	(169.7)	(1,559.4)	-89.1%
Other financial expenses	(363.5)	(390.1)	-6.8%	(346.0)	(201.0)	72.1
Losses from derivatives	0	(582.4)	n.a.	0	0	n.a.
Financial Result	(210.9)	(363.1)	-41.9%	(238.9)	(223.2)	7.0

Financial Result	TCP’s net financial expense presented a decline compared to 2Q03. As a result of the devaluation of the Brazilian Real against the American Dollar, in 3Q03 we observe a derivative gain to compensate for the loss resulting from the exchange variation. The improve in the Financial Results was due to a decrease in the derivatives losses.

On September 30, 2003, TCP’s total gross debt totaled R$ 5,767.5 million (R$ 6,116.2 million on June 30, 2003) of which 72.4% was denominated in foreign currency. The company celebrated derivatives agreements to protect 100% of its debt against the volatility of the currency.

Net Losses	TCP’s losses decreased by 68.5% compared to 2Q03, reaching R$69.1 million. Not considering TCO, the loss would have been R$23.8 million higher.

Net Debt	On September 30, 2003, TCP’s total gross debt totaled R$ 5,767.5 million (on June 30, 2003, R$ 6,116.2 million). The amount of debt in 2Q03 was changed by the reclassification of R$650.6 million owed to Fixcel S.A., related to TCO’s control acquisition by TCP, and which were previously recorded in the accounts payable.

The indebtedness recorded in 3Q03 was compensated by the resources available in cash and financial investments (R$ 1,107.7 million), as well as by the derivatives assets and liabilities (R$ 951.5 million of net asset), resulting in a net debt of R$ 3,708.3 million.

TCP’s financial structure has improved quarter after quarter with the continuous decrease in the net debt. The financial leveraging (Net debt / (Net debt + Net equity) improved, going from 54.6% in 2Q03 to 51.1% in 3Q03.

The details of TCP’s gross consolidated debt and net debt are shown below:

Loans and Financing
R$ million	September 30, 2003
	Denominated in R$	Denominated in US$	Denominated in Euro (€)	Denominated in Yene (¥)
Suppliers		22.8
Splice - TCO debt	294.3
Debentures	518.1
Financial Institutions	777.7	1,851.4		89.0
Associated Companies		623.2	1,591.0
Total	1,590.1	2,497.4	1,591.0	89.0

R$ million	Sept. 30,	June 30,	Dec. 31,	Sept. 30,
Short-term	2,143.3	3,014.9	2,068.1	1,342.2
Long-term	3,624.2	3,101.3	2,392.7	3,127.6
Total Indebtedness	5,767.5	6,116.2	4,460.8	4,469.8
Cash and financial investments	(1,107.7)	(1058.0)	(17.8)	(13.6)
Securities, net		(223.5)

Derivatives	(951.5)	(701.6)	(1,670.9)	(2,241.6)
Derivatives	(951.5)	(701.6)	(1,670.9)	(2,241.6)

Net debt	(3,708.3)	(4,133.1)	(2,772.1)	(2,214.6)

Schedule for payment of long-term debt
R$ million	Denominated in US$	Denominated in Euro (€)	Denominated in R$
2004	463.9	1,420.1	59.0
2005	49.1		265.1
2006	41.1		112.3
after 2006	613.9		599.6

Total	1,168.0	1,420.1	1,036.0

Investment	During the nine-month period ended on September 30, 2003, R$ 302.7 million were invested in Property, Plant & Equipment, mainly in projects to expand the capacity of the services rendered, to provide new services and to develop our own backbone. This figure includes the consolidation of nine months of GT and six months of TCO.

Operating Cash Flow	The increase in Operating Cash Flow clearly demonstrates that TCP has resources generated by its operations which are sufficient to maintain its capital investment program operational. The increase in Operating Cash Flow was 20.9% compared to 2Q03. The consolidation of TCO added R$ 164.3 million to TCP’s Operating Cash Flow.

The following tables include:

Table 1: Statement of Consolidated Results of TCP (including pro forma)
Table 2: Statement of Consolidated and Accumulated Results of TCP
Table 3: Consolidated Balance Sheet of TCP
Table 4: Statement of Results of GT
Table 5: Statement of Results of TCO

Contact Person	Fabiola Michalski - RI fmichalski@vivo.com.br (+55 11) 5105-1207	More information is available at http://www.tco.com.br/vivo

“APIMEC-SP” PRESENTATION:

Webcast: www.vivo-sp.com.br
Date: October 29, 2003 (Wednesday)
Time: 09:00 am (São Paulo time) and 06:00 am (New York time)
Place: Hotel Intercontinental – Di Cavalcanti Room
Alameda Santos, 1,123, Jardim Paulista, São Paulo – SP

TELECONFERENCE - 3Q03 (English)
Webcast: www.vivo-sp.com.br
Date: October 29, 2003 (Wednesday) – 12:00 pm (São Paulo time) and 09:00 am (New York time)
Telephone number: (00xx 1 973) 582-2792 Teleconference
code: Telesp

A replay of the teleconference will be available through the telephone number (00xx1 973) 582-2792 under the teleconference code: 4242454 ou Telesp, from the closing of the event until November 05, 2003.

Additional information available at: www.vivo-sp.com.br

This press release contains forward-looking statements. Such statements do not constitute historical facts and reflect the expectations of the Company’s management, are forward-looking statements. The words “anticipates,”“believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets”, as well as other similar words are intended to identify these statements, which necessarily involve risks that may or may not be known to the Company. Accordingly, the actual results of Company operations may be different from its current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

TABLE 1: STATEMENT OF CONSOLIDATED RESULTS OF TCP

	3Q03	2Q03			3Q02

R$ million	(Corporate Law)	TCP (Corporate Law)	TCO (April 2003)	TCP pro-forma	TCP (Corporate Law)	3Q02 GT	TCP pro-forma

Gross Operating Revenue	2,232.7	2,005.1	195.8	2,200.9	1,086.9	167.2	1,254.1
Subscription	369.5	337.7	11.5	349.2	245.6	26.0	271.6
Usage charges	621.1	628.7	96.1	724.8	319.4	37.0	356.4
Domestic	606.0	592.4	92.8	685.2	294.8	33.6	328.4
Additional per call	13.5	21.5	2.0	23.5	12.5	1.9	14.4
DSL	1.6	14.8	1.3	16.1	12.1	1.5	13.6
Network usage charges	733.4	598.7	66.7	665.4	347.2	57.1	404.3
Other services	88.8	53.7	2.2	55.9	12.3	3.9	16.2
Goods Sales	419.9	386.3	19.3	405.6	162.4	43.2	205.6
Deduction from gross revenues	(503.0)	(493.0)	(40.9)	(533.9)	(230.3)	(30.1)	(260.4)
Net revenue from services	1,449.4	1,258.5	139.6	1,398.1	749.4	101.3	850.7
Net Revenue from goods	280.3	253.6	15.3	268.9	107.2	35.9	143.0
Net operating revenues	1,729.7	1,512.1	154.9	1,667.0	856.6	137.1	993.7
Operating Costs	(1,020.8)	(975.1)	(88.9)	(1,064.0)	(476.4)	(113.0)	(589.4)
Personnel	(79.6)	(71.3)	(8.1)	(79.4)	(41.8)	(8.3)	(50.1)
Cost of services rendered	(218.9)	(229.5)	(30.0)	(259.5)	(123.8)	(30.5)	(154.3)
Leased lines	(30.0)	(27.4)	(2.9)	(30.3)	(18.1)	(5.0)	(23.1)
Interconnection	(89.1)	(114.7)	(15.4)	(130.1)	(54.2)	(12.5)	(66.7)
Rents / Insurance / Condominium fees	(22.6)	(21.7)	(0.9)	(22.6)	(22.0)	(2.2)	(24.2)
Fistel. other taxes and contributions	(28.9)	(18.2)	(4.6)	(22.8)	(0.6)	(5.2)	(5.8)
Third party services	(45.0)	(43.9)	(4.0)	(47.9)	(28.4)	(5.6)	(34.0)
Others	(3.3)	(3.6)	(2.2)	(5.8)	(0.5)	0.0	(0.5)
Costs of goods sold	(354.5)	(322.1)	(22.9)	(345.0)	(122.3)	(43.6)	(165.9)
Commercial expenses	(304.7)	(277.9)	(17.8)	(295.7)	(120.4)	(26.9)	(147.3)
Provision for doubtful account	(35.5)	(29.7)	(4.4)	(34.1)	(13.7)	(1.2)	(14.9)
Marketing	(49.6)	(55.9)	(4.0)	(59.9)	(19.0)	(7.5)	(26.5)
Commissions	(56.3)	(43.8)	(3.6)	(47.4)	(13.2)	(4.1)	(17.3)
Third party services	(88.7)	(71.8)	(3.9)	(75.7)	(36.3)	(6.2)	(42.5)
Others	(74.6)	(76.7)	(1.9)	(78.6)	(38.2)	(7.9)	(46.1)
General and administrative expenses	(79.6)	(86.5)	(10.5)	(97.0)	(64.0)	(5.0)	(69.0)
Other operating revenue (expense)	16.5	12.2	0.5	12.7	(4.1)	1.2	(2.9)
Earnings before interest. taxes.depreciation and amortization – EBITDA	708.9	537.0	66.0	603.0	380.2	24.1	404.3
Depreciation and amortization	(342.9)	(293.5)	(16.3)	(309.8)	(167.2)	(53.6)	(220.8)
Earnings before interest and taxes – EBIT	366.0	243.5	49.7	293.2	213.0	(29.5)	183.5
Equivalent Equity	0.0	0.0	0.0	0.0	(54.9)	0.0	0.0
Net Financial Results	(210.9)	(379.7)	16.6	(363.1)	(186.5)	(36.7)	(223.2)
Financial Revenues	321.9	711.3	73.0	784.3	1,259.4	277.8	1,537.2
Exchange Variation	72.3	623.8	55.9	679.7	336.8	(449.9)	(113.1)
Others financial revenues	87.0	89.4	20.7	110.1	18.2	1.5	19.7
Gain from Derivatives	168.3	0.0	0.0	904.4	739.2	1,643.6
(-) PIS/Cofins imposed on financial revenues	(5.7)	(1.9)	(3.6)	(5.5)	0.0	(13.0)	(13.0)
Financial expenses	(532.8)	(1,091.0)	(56.4)	(1,147.4)	(1,445.9)	(314.5)	(1,760.4)
Exchange Variation	(169.3)	(174.9)	0.0	(174.9)	(1,333.1)	(226.3)	(1,559.4)
Others financial expenses	(363.5)	(382.3)	(7.8)	(390.1)	(112.8)	(88.2)	(201.0)
Losses from derivatives	0.0	(533.8)	(48.6)	(582.4)	0.0	0.0	0.0
Operating Income	155.1	(136.2)	66.3	(69.9)	(28.4)	(66.2)	(39.7)
Non-operating revenues (expenses)	(3.8)	(0.9)	0.3	(0.6)	1.3	0.0	1.3
Income before taxes	151.3	(137.1)	66.6	(70.5)	(27.1)	(66.2)	(38.4)
Income taxes and social contribution	(128.0)	(62.4)	(22.9)	(85.3)	(65.0)	0.0	(65.0)
Minority Interest	(92.4)	(62.6)	(0.8)	(63.4)	0.0	0.0	11.3
Net losses in the period	(69.1)	(262.1)	42.9	(219.2)	(92.1)	(66.2)	(92.1)

TABLE 2: STATEMENT OF CONSOLIDATED AND ACCUMULATED RESULTS OF TCP

	Accumulated 3Q03	Accumulated 3Q02
R$ million

Total Gross Operating Income	5,414.3	3,150.5
Deductions from gross revenue	(1,245.3)	(669.3)
Net Operating Revenue from services	3,528.5	2,163.6
Net Revenue from sales of goods	640.5	317.6
Net Operating Revenue	4,169.0	2,481.2
Operating Costs	(2,515.7)	(1,468.7)
Personnel	(207.8)	(119.0)
Cost of services rendered	(585.0)	(378.2)
Cost of goods sold	(811.6)	(380.2)
Commercial Expenses	(758.7)	(371.1)
General and administrative expenses	(241.7)	(174.4)
Other operating revenues (expenses)	89.1	(45.8)
Earnings before interest. taxes, depreciation and
amortization – EBITDA	1,653.6	1,012.5
Depreciation and amortization	(884.9)	(480.8)
Earnings before interest and taxes – EBIT	768.7	531.7
Net Financial Results	(843.0)	(449.0)
Equity Equivalent	0.0	(540.6)
Operating Income	(74.3)	(457.9)
Non-operating revenues (expenses)	(4.9)	10.6
Income before taxes	(79.2)	(447.4)
Income taxes and social contribution	(228.4)	(113.4)
Minoritary Interest	(154.9)	0.0
Net losses for the period	(462.8)	(560.7)

TABLE 3: CONSOLIDATED BALANCE SHEET OF TCP
(Corporate Law)

ASSETS	Sept, 30,2003	June 30,2003

Current Assets	3,480.6	3,259.1

Cash	1,107.7	1,058.0
Net accounts receivable	1,042.5	887.2
Intragroup credits	23.1	19.0
Inventories	164.3	212.1
Deferred tax and tax credit	605.8	570.7
Prepaid expenses	131.2	210.2
Derivatives transactions	377.3	36.5
Other current assets	-	223.5
Inventories	28.7	41.9

Long-term receivables	1,791.2	2,053.7

Deferred tax and tax credit	829.9	928.4
Derivatives transactions	874.0	1.039.5
Prepaid expenses	15.3	12.0
Other long-term assets	72.0	73.8

Permanent Assets	7,299.0	7,545.9

Investment	1,919.4	1,949.9
Premium	2,368.7	2,399.3
Provision for investment losses	(449.6)	(449.6)
Other investments	0.3	0.2
Net Property, Plant & Equipment	5.100.2	5.305.1
Deferred	279.4	290.9

Total Assets	12,570.8	12,858.7

LIABILITIES (R$ million)

Current Liabilities	3,840.8	4,694.8

Personnel, taxes and benefits	42.6	34.8
Suppliers and consignations	850.9	679.8
Taxes, fees and contributions	246.2	247.9
Interest on own capital and dividends	25.1	29.0
Loans and financing	2,143.3	3,014.9
Provision for contingencies	49.4	40.1
Derivatives transactions	295.3	370.8
Intragroup liabilities	21.2	27.3
Deferred revenue	124.5	204.5
Other liabilities	42.3	45.8

Long-term liabilities	3,939.9	3,394.2

Loans and Financing	3,624.2	3,101.3
Provision for contingencies	147.3	140.6
Taxes, fees and contributions	161.2	142.6
Provision for actuarial deficits	2.2	2.1
Derivatives transactions	4.5	3.6
Other liabilities	0.5	3.8

Minority Interest	1,241.4	1,153.2

Net equity	3,548.5	3,616.2

Capital stock	4,373.7	4,373.7
Capital reserve	1,067.8	1,067.8
Accrued profit (loss)	(1,892.9)	(1,825.2)

Other capital resources	0.3	0.3

Total Liabilities	12,570.8	12,858.7

TABLE 4: STATEMENT OF RESULTS OF GLOBAL TELECOM (Corporate Law)

R$ million				Accrued
	3Q03	2Q03	3Q02	Sept.03	Sept.02

Total Gross Operating Income	200.9	194.2	167.2	566.1	437.1
Deductions from gross revenue	(100.6)	(34.1)	(30.1)	(100.6)	(83.1)
Net Operating Revenue from services	132.8	132.8	101.3	385.7	291.6
Net Revenue from sales of goods	32.4	32.4	35.8	79.9	62.4
Net Operating Revenue	165.2	165.2	137.1	465.5	354.0
Operating Costs	(112.7)	(128.9)	(113.0)	(353.4)	(291.5)
Personnel	(9.8)	(10.2)	(8.3)	(29.9)	(26.3)
Cost of services rendered	(24.3)	(37.3)	(30.5)	(97.9)	(95.5)
Cost of goods sold	(43.8)	(40.7)	(43.5)	(111.5)	(75.9)
Service sales	(31.0)	(31.7)	(26.9)	(88.8)	(74.1)
General and administrative expenses	(6.0)	(7.3)	(5.0)	(22.5)	(15.2)
Other operating revenues (expenses)	2.2	(1.7)	1.2	(2.8)	(4.5)
Earnings before interest, taxes, depreciation and amortization – EBITDA	52.6	31.1	24.2	112.2	62.5
Depreciation and amortization	(59.9)	(56.8)	(53.6)	(178.5)	(148.1)
Earnings before interest and taxes – EBIT	(7.3)	(25.7)	(29.4)	(66.2)	(85.6)
Net Financial Result	(47.0)	(164.4)	(36.7)	(282.7)	(565.5)
Operating Result	(54.3)	(190.0)	(66.1)	(348.9)	(651.1)
Non-operating revenue / expenses	-	(0.1)	-	(0.1)	-
Result before taxes	(54.3)	(190.1)	(66.1)	(349.0)	(651.1)
Income tax and Social Contribution	17.1	(38.3)	-	(21.2)	-
Net Profit (Loss) in the period	(37.2)	(228.4)	(66.1)	(370.2)	(651.1)

TABLE 5: STATEMENT OF RESULTS OF TELE CENTRO OESTE (Corporate Law)

R$ million				Accumulated
	3Q03	2Q03	3Q02	Sept.03	Sept.02

Total Gross Operating Income	637.2	617.6	515.6	1,779.7	1,412.4
Deductions from gross revenue	(132.6)	(128.9)	(107.5)	(373.3)	(287.9)
Net Operating Revenue from services	425.6	421.1	357.8	1,222.5	980.4
Net Revenue from sales of equipment	79.0	67.6	50.5	183.9	144.1
Net Operating Revenue	504.6	488.7	408.3	1,406.4	1,124.5
Operating Costs	(293.8)	(291.4)	(231.5)	(836.4)	(646.8)
Personnel	(29.9)	(26.1)	(20.1)	(78.7)	(58.1)
Cost of services rendered	(76.7)	(90.8)	(73.9)	(255.9)	(204.3)
Cost of goods sold	(96.5)	(92.9)	(72.7)	(250.0)	(193.0)
Service sales	(66.1)	(59.6)	(40.5)	(177.9)	(124.6)
General and administrative expenses	(24.6)	(24.6)	(21.5)	(75.4)	(57.0)
Other operating revenues (expenses)	-	2.6	(2.8)	1.5	(9.8)
Result before depreciation, amortization, financial result, tax and equity equivalent – EBITDA	210.8	197.3	176.8	570.0	477.7
Depreciation and amortization	(54.6)	(48.9)	(37.8)	(150.1)	(113.3)
Result before financial result, tax and equity equivalent – EBIT	156.2	148.4	139.0	419.9	364.4
Net Financial Result	28.0	39.3	(27.3)	94.5	(63.9)
Operating Result	184.2	187.7	111.7	514.4	300.5
Non-operating revenue / expenses	(3.8)	(4.9)	11.1	(2.8)	-
Result before taxes	180.4	182.8	122.8	511.6	300.5
Income tax and Social Contribution	(64.1)	(60.8)	(52.3)	(179.3)	(106.6)
Minority interest	(2.1)	(2.1)	(1.5)	(6)	(4.5)
Reversion of Interest on Own Capital	-	-	(0.1)	-	40.8
Net Profit (Loss) in the period	114.2	119.9	68.9	326.3	230.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.